May 7, 2009

Manulife Financial Corporation declares dividends

TORONTO – Manulife Financial Corporation’s Board of Directors today declared a quarterly shareholders’ dividend of $0.26 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after June 19, 2009 to shareholders of record at the close of business on May 20, 2009.

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after June 19, 2009 to shareholders of record at the close of business on May 20, 2009.

•	Series 1 - $0.25625 per share
•	Series 2 - $0.29063 per share
•	Series 3 - $0.28125 per share
•	Series 4 - $0.4837 per share

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com